

Statement of Financial Condition

UBS Securities LLC
December 31, 2019
with Report of Independent Registered Public
Accounting Firm









UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22651

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UBS Securities LLC (the "Company")

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1285 Avenue of the Americas
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Ralph Mattone (212) 713-9711
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ralph Mattone _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UBS Securities LLC (the "Company") _____, as of December 31 _____, 20 19 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Managing Director

Title

Mary Price Abbott
_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Statement of Segregation Requirements and Funds in Segregation for Customers Trading on U.S Commodity Exchanges
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commissions Regulation 30.7
- ☐ (q) Computation of CFTC Minimum Net Capital Requirements.
- ☐ (r) Statement of Cleared Swaps Customer Segregation Requirements and Funds In Cleared Swaps Customer Accounts Under d(f) of the CEA

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

UBS Securities LLC

Statement of Financial Condition

December 31, 2019

Contents



Ernst &Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Members of UBS Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of UBS Securities LLC (the Company) as of December 31, 2019 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 1998.

March 2, 2020

1

UBS Securities LLC
Statement of Financial Condition
December 31, 2019
(In Thousands)

Assets

Cash and cash equivalents		$ 259,793
Cash and securities segregated and on deposit for federal and other regulations		2,982,306
Collateralized agreements:		
Securities borrowed		9,484,180
Securities purchased under agreements to resell (Includes $375,546 at fair value)		18,657,219
Securities received as collateral, at fair value		703,457
Receivables from brokers, dealers and clearing organizations		1,969,888
Receivables from customers		55,698
Financial instruments owned, at fair value	$ 5,788,318	
Financial instruments, pledged as collateral, at fair value	1,566,506	
Total financial instruments, at fair value		7,354,824
Financial assets designated at fair value		1,644,504
Dividends and interest receivable		189,421
Deferred tax asset		326,622
Other assets		861,669
		$ 44,489,581

Liabilities and members' equity

Short-term borrowings		$ 4,499,597
Collateralized agreements:		
Securities loaned		2,539,365
Securities sold under agreements to repurchase (Includes $104,675 at fair value)		13,984,694
Obligation to return securities received as collateral, at fair value		703,457
Payables to brokers, dealers and clearing organizations		1,507,666
Payables to customers		880,305
Financial instruments sold, not yet purchased, at fair value		3,717,362
Financial liabilities designated at fair value		6,605,637
Dividends and interest payable		147,156
Other liabilities and accrued expenses		1,540,950
		36,126,189
Subordinated borrowings		4,875,000
Members' equity		3,488,392
		$ 44,489,581

See accompanying notes.

UBS Securities LLC
Notes to the Statement of Financial Condition

(In Thousands, except share data)

1. Organization

UBS Securities LLC (the "Company") is an indirect wholly-owned subsidiary of UBS Group AG (the "Parent"). The Company is a registered broker and dealer under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange, Inc. ("NYSE"), the Financial Industry Regulatory Authority ("FINRA"), NASDAQ, and other principal exchanges. In addition, the Company is a registered futures commission merchant and a member of certain major United States ("U.S.") and foreign commodity exchanges. The Company is also a primary dealer in U.S. Government securities and provides a full range of investment banking services, including corporate finance, mergers and acquisitions, capital markets, trading and sales, fixed income, equity research and prime brokerage operations.

According to the terms of the Company's Fifth Amended and Restated Limited Liability Company Agreement, dated as of August 1, 2005, (the "LLC Agreement"), the Company will be dissolved on December 31, 2050, subject to vote of the Class B Members. It is management's current intention to request that the Class B Members vote to extend the duration of the Company prior to that date.

At December 31, 2019, the Company is owned by (i) UBS Americas Inc. holding 100% of the Class A Interests, 99% of the Class B Interests and 100% of the Preferred Interest; and (ii) UBS Americas Holding LLC holding 1% of the Class B Interests. See Note 10 for information regarding Members' Equity.

2. Significant Accounting Policies

Basis of Presentation

The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"), which requires management to make judgments and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates. Management makes estimates regarding valuations of certain financial assets and liabilities, deferred tax recognition, and probable losses from litigation.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and due from banks, interest bearing deposits with banks and restricted cash. Cash and cash equivalents are defined as highly liquid investments, with original maturities of less than three months, which are not held for sale in the ordinary course of business. Segregated cash represents cash and securities subject to withdrawal or usage restrictions in compliance with federal or other regulations.

(In Thousands, except share data)

2. Significant Accounting Policies (continued)

Collateralized Agreements

Securities purchased under agreements to resell ("resale agreements") and securities sold under agreements to repurchase ("repurchase agreements") generally are collateralized by U.S. Government, agency and mortgage-backed securities, although some agreements may be collateralized by other types of securities. Resale agreements and repurchase agreements are accounted for as financing transactions. Resale and repurchase agreements are recorded at the amounts at which the securities will be subsequently resold or repurchased. The Company nets certain repurchase agreements and resale agreements when the requirements of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 210-20-45-11 "Balance Sheet – Offsetting: Repurchase and Reverse Repurchase Agreements" are met. It is the Company's policy to take possession of collateral under resale agreements. Collateral is valued daily and additional collateral is obtained from counterparties when appropriate, or refunded as necessary. Counterparties are principally primary dealers of U.S. Government securities and financial institutions.

The Company records the resale and repurchase agreements within the matched book portfolio at fair value. See Note 5 for further information.

Securities borrowed and securities loaned result from transactions with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash with the Company. To the extent that the Company receives securities collateral in exchange for securities lent, such transactions are recorded at fair value in securities received as collateral and obligation to return securities received as collateral on the statement of financial condition. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Principal Transactions

When acting as a principal, the Company enters into a transaction in its own name and for its own account. As a principal, the Company has beneficial ownership of and legal title to the assets. Transactions in which securities flow through the Company's inventory are considered principal transactions. The Company assumes both credit risk and market risk from the inception of the transaction. Amounts receivable and payable for principal transactions that have not reached their contractual settlement date are recorded as receivables from and payables to brokers, dealers and clearing organizations in the statement of financial condition.

2. Significant Accounting Policies (continued)

Receivables and Payables - Brokers, Dealers and Clearing Organizations

Receivables from brokers, dealers and clearing organizations include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date, margin deposits, commissions, and net receivables arising from unsettled trades. Payables to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date, payables to clearing organizations, and net payables arising from unsettled trades.

Customer cash balances associated with derivatives clearing and execution services are not recognized on the Company's statement of financial condition if, through contractual agreement, regulation or practice, the Company does not obtain benefits from or control of the customer cash balances. These conditions are considered to have been met when (i) the Company is not permitted to reinvest customer cash balances; (ii) interest paid by central counterparties (CCPs), brokers or deposit banks on cash deposits forms part of the customer cash balances with deductions being made solely as compensation for clearing and execution services provided; (iii) the Company does not guarantee and is not liable to the customer for the performance of the CCP, broker or deposit bank; and (iv) the customer cash balances are legally isolated from the Company's operating cash reserves.

Receivables and Payables - Customers

Receivables from and payables to customers include amounts due on cash and margin transactions. Customers' securities and commodities transactions are recorded on a settlement date basis with related revenues and expenses recorded on a trade date basis. Securities owned by customers, including those that collateralize margin or similar transactions, are not reflected on the statement of financial condition.

Similar to the Receivables and Payables - Brokers, Dealers and Clearing Organizations, customer balances are not recognized on the Company's statement of financial condition in line with the derecognition criteria established above.

Financial Instruments Owned and Securities Sold, not yet Purchased, at Fair Value

Financial instruments owned and sold, not yet purchased are stated at fair value and recorded on a trade date basis. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for further information regarding Financial instruments owned and Financial instruments sold, not yet purchased, at fair value.

2. Significant Accounting Policies (continued)

Financial Assets and Liabilities Designated at Fair Value

Brokerage receivables and payables are assets and liabilities which represent callable, on demand balances, including long cash credits, short cash debits, margin debit balances and short sale proceeds, whereby the fair value is determined based on the balance due. See Note 5 for further information.

Exchange Memberships

The Company's exchange memberships, which represent ownership interests in the exchanges and provide the Company with the right to conduct business on the exchanges, are recorded at cost net of impairments. These are recorded in Other assets.

Intangible Assets

Intangible assets with indefinite lives, totaling $510 are not amortized; instead, these assets are subject to impairment tests on an annual basis and are included in other assets on the statement of financial condition. In accordance with FASB ASC Topic 350 "Intangibles – Goodwill and Other" the Company performs an annual qualitative assessment and more frequent assessments if an event occurs or circumstances change that would more likely than not reduce the fair value of the assets below their carrying amounts, to determine if an impairment of these assets is warranted.

Intangible assets with definite lives, consisting of customer relationships, totaling $63,200 were amortized over ten years on a straight line basis and reported at cost less accumulated amortization in other assets on the statement of financial condition. These intangible assets were fully amortized as of December 31, 2019.

In addition, these intangible assets are assessed for impairment when events or changes in circumstances indicate that the carrying amount of these intangible assets may not be recoverable.

2. Significant Accounting Policies (continued)

Fixed Assets

Fixed assets include furniture, equipment, and software, which are depreciated and amortized using the straight-line method over the useful lives of the assets, and leasehold improvements which are amortized using the straight-line method over the shorter of the lease term or useful life. Fixed assets are reported at cost less accumulated depreciation and amortization in other assets on the statement of financial condition. Estimated useful lives are generally as follows: equipment – 3 to 5 years; software – up to 7 years.

Leases

The Company predominantly enters into lease contracts, or contracts that include lease components, as a lessee of real estate, including offices and sales offices, with a small number of IT hardware leases. The Company identifies non-lease components of a contract and accounts for them separately from lease components.

The Company currently has no material finance leases. When the Company enters into an operating lease arrangement the Company recognizes a lease liability and corresponding right-of-use (RoU) asset at the commencement of the lease, when the Company acquires control of the physical use of the asset. Lease liabilities are presented within other liabilities and accrued expenses and RoU assets within other assets. The lease liability is measured based on the present value of the lease payments over the lease term, discounted using the Company's unsecured borrowing rate given the rate implicit in a lease is generally not observable to the lessee. The RoU asset is recorded at an amount equal to the lease liability but is adjusted for rent prepayments, initial direct costs, any costs to refurbish the leased asset or lease incentives received.

Lease payments generally include fixed payments and / or variable payments that depend on an index (such as an inflation index). When the lease contains an extension or termination option that the Company considers reasonably certain to be exercised, the expected rental payments or costs of termination are included within the lease payments used to generate the lease liability. The Company does not typically enter into leases with purchase options or residual value guarantees.

Lease receivables are subject to assessment for impairment.

(In Thousands, except share data)

2. Significant Accounting Policies (continued)

Revenues

Principal Transactions: Unrealized gains and losses from marking-to-market trading instruments daily and realized gains and losses on trading instruments are recorded on a trade date basis.

Commissions, Investment Banking and underwriting revenues: Income and expense are presented gross on the face of the income statement when the Company is considered to be principal in the contractual relationship with its customer and any suppliers used to fulfill such contracts. This occurs where the Company has control over such services and its relationship with suppliers prior to provision of the service to the client. The Company only considers itself to be an agent in relation to services provided by third parties (e.g., third-party execution costs for exchange-traded derivatives and fees payable to third-party research providers, where the client controls both the choice of supplier and the scope of the services to be provided). Furthermore, in order to be considered an agent the Company must not take responsibility for the quality of the service, transform or integrate the services into a Company product. In such circumstances the Company is essentially acting as a payment agent for its client. When the Company is acting as an agent, any costs incurred are directly offset against the associated income.

Commissions: Commission revenues primarily arise from agency transactions in listed equity securities; services related to sales and trading activities; and sales of mutual funds and other financial instruments. Commission income is recognized at a point in time on trade date when the performance obligation is satisfied.

Investment banking and underwriting: Investment banking and underwriting revenues include gains, losses, and fees, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger and acquisition and financial restructuring advisory services. Investment banking and underwriting fees are recorded on offering date, advisory fees on closing date when the performance obligation is satisfied, and sales concessions on a trade date basis.

Interest and Dividends: Interest revenue and expense, as applicable, are accrued on repurchase and resale contract amounts, securities borrowed and securities loaned contract amounts, margin financing balances, interest bearing trading assets and liabilities included in financial instruments owned, at fair value and financial instruments sold, not yet purchased, at fair value, short term borrowings and subordinated debt. Dividends revenue and expense, as applicable, are accrued on equity financial instruments owned and financial instruments sold, not yet purchased on ex-dividend date. Interest and dividends are included in dividends and interest receivable, and dividends and interest payable on the statement of financial condition.

2. Significant Accounting Policies (continued)

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

Income Taxes

The Company is treated as a partnership for U.S. federal, state and local income tax purposes. As such, the Company is not required to provide for or pay any U.S. federal income taxes. All income, expense, gain or loss of the Company flows through to its partners and is allocated in accordance with the LLC agreement and related tax law. Generally, the federal, state and local income tax on such income is the responsibility of the partners.

The Company is itself subject to New York City Unincorporated Business Tax ("UBT"), Illinois Property Replacement Tax and Tennessee Excise Tax for which it accrues current and deferred taxes. Additionally, the Company is treated as a corporation for Canadian tax purposes. As such, the Company accrues and pays corporate income tax on its income generated in Canada.

In accordance with the provisions of FASB ASC 740 - "Income Taxes" ("ASC Topic 740"), deferred tax assets and liabilities are recognized for the future tax effect of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect during the year in which the basis differences reverse. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

ASC Topic 740 sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained. The amount of the benefit is then measured to be the highest tax benefit that is greater than 50% likely to be realized.

Consolidation

U.S. GAAP requires a reporting entity to first assess the consolidation of entities on the basis of the reporting entity's ownership of a majority of voting interest. However, in certain situations, there are no voting rights, or ownership of a majority of voting interest is not a reliable indicator of control. If voting interests do not exist or if they differ significantly from economic interests or if holders of the equity investment at risk lack the power to direct activities of the entity, the obligation to absorb the expected losses of the entity or the right to receive the expected residual returns of the entity, the entity is considered a Variable Interest Entity ("VIE") under FASB ASC Topic 810 – "Consolidations" ("ASC Topic 810") and control is based on a qualitative determination of which party has a controlling financial interest in the VIE (known as the primary beneficiary). See Note 14 for additional information.

(In Thousands, except share data)

2. Significant Accounting Policies (continued)

Recent Accounting Developments

Adopted in 2019

In February 2016, the FASB issued Accounting Standard Update (ASU) 2016-02, Leases (Topic 842). The standard substantially changed how lessees must account for operating lease commitments, requiring an on-balance sheet liability with a corresponding right-of-use asset to be recognized on the balance sheet. The Company adopted the ASU on January 1, 2019. There was no material impact on the Company's statement of financial condition and SEC 15c3-1 net capital computation.

Pending Adoption

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments – Credit Losses" (Topic 326) Measurement of Credit Losses on Financial Instruments (the "ASU"). The amendment replaces existing incurred loss impairment guidance and introduces a new credit loss model; the Current Expected Credit Losses model ("CECL"), which requires earlier recognition of credit losses when compared to the existing incurred-loss approach. The CECL model requires the measurement of expected credit losses for financial assets measured at amortized cost, net investments in leases, and off-balance-sheet credit exposures based on historical experience, current conditions and reasonable and supportable forecasts over the remaining contractual life of the financial assets, considering expected prepayments as appropriate. The Company adopted the ASU on January 1, 2020.

The Company has elected to apply the practical expedient provided in the ASU to its portfolio of collateralized agreements secured by collateral maintenance provisions, which allows an entity to determine that expected credit losses are zero where the borrower is required to continually adjust the amount of collateral securing the financial assets such that the fair value of the collateral securing the financial assets is equal to or exceeds the amortized cost of the financial assets and the entity expects the borrower to continue to replace the collateral. If the fair value of the collateral falls below the amortized cost of the loan, the allowance for credit losses is limited to the difference between the fair value of the collateral and the amortized cost of the loan at the reporting date. As a result of the above application, the impact of adoption is not material to the Company's statement of financial condition.

(In Thousands, except share data)

2. Significant Accounting Policies (continued)

Recent Accounting Developments

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. The amendments remove, modify and add certain disclosure requirements in ASC Topic 820, Fair Value Measurement. ASU 2018-13 is effective for annual reporting periods beginning after December 15, 2019 and for the interim periods within those annual reporting periods. The Company adopted the ASU effective January 1, 2020, and will modify its fair value measurement disclosures as presented in Footnote 6. The adoption will not have a material impact on the Company's statement of financial condition.

In November 2018, the FASB issued ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments – Credit Losses. The amendments clarify the scope of the CECL standard such that impairment of operating lease receivables is in the scope of Accounting Standards Codification (ASC) Topic No. 842, "Leases," and not within the scope of CECL. The effective date and transition requirements are the same as the effective dates and transition requirements in the credit losses standard, as amended by the new ASU. The Company adopted the ASU effective January 1, 2020, and there was no material impact to the Company's statement of financial condition.

In December 2019, the FASB issued ASU 2019-12, providing guidance that simplifies the accounting for income taxes by eliminating certain exceptions to ASC 740 related to, among other things, the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences, and other codification improvements. In addition, the ASU specifies that an entity is not required to allocate the consolidated amount of current and deferred tax expense to a legal entity that is not subject to tax in its separate statement of financial condition. However, an entity may elect to do so (on an entity-by-entity basis) for a legal entity that is both not subject to tax and disregarded by the taxing authority. ASU 2019-12 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early adoption of the amendments is permitted. The Company is presently evaluating the effect of the ASU, and currently expects no material impact to its statement of financial condition.

3. Cash Segregated Under Federal and Other Regulations

At December 31, 2019, $862,306 of cash and securities was segregated, secured and sequestered in accordance with federal and other regulations.

(In Thousands, except share data)

3. Cash Segregated Under Federal and Other Regulations (continued)

The Company is required to segregate cash in a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3 (the "Customer Protection Rule"). The Company also performs a separate computation for assets in the proprietary accounts of broker-dealers ("PAB") in accordance with the Customer Protection Rule. At December 31, 2019 the Company maintained $2,120,000 of qualified securities in segregated and on deposit for federal and other regulations.

At December 31, 2019, the Company was required to segregate $4,933,041 secure $1,159,793 and sequester (OTC cleared swaps) $694,809 of cash or securities under the Commodity Exchange Act. The Company had $5,442,090 segregated, $1,458,040 secured, and $924,020 sequestered (OTC cleared swaps) which represented funds deposited by clients, funds accruing to clients as a result of trades or contracts, and securities owned by clients. Securities owned by clients and segregated, secured, or sequestered by the Company are not reflected on the statement of financial condition.

4. Receivables From and Payables to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2019, consist of the following:

Receivables from brokers, dealers and clearing organizations

Securities failed to deliver	$	817,052
Receivables related to commodities clearing activity		660,176
Deposits with clearing organizations		272,799
Pending Trades, net		140,722
Affiliate securities accounts		43,861
Other		26,574
Foreign commodity affiliate brokers		8,704
Total	$	1,969,888

Payables to brokers, dealers and clearing organizations

Affiliate commodity accounts	$	939,605
Securities failed to receive		480,816
Payables related to commodities clearing activity		87,216
Payables to clearing organizations		29
Total	$	1,507,666

4. Receivables From and Payables to Brokers, Dealers and Clearing Organizations (continue)

Derecognition of exchange-traded derivative customer cash from the Statement of Financial Condition

In accordance with the Company's accounting policy as set out in Note 2, the Company does not recognize certain customer cash balances associated with derivatives clearing and execution services, resulting in decreases in Payables to customers by $3,302,738, Receivables from brokers, dealers and clearing organizations of $2,350,117, and cash segregated and on deposit for federal and other regulations of $952,621 as of December 31, 2019.

5. Fair Value Measurement

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction at the measurement date. In measuring fair value, the Company uses various valuation approaches which often utilize certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and / or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable internal inputs. The Company utilizes valuation techniques that rely on observable and unobservable inputs.

The most frequently applied valuation techniques and pricing models include discounted cash flow models, relative value models and option pricing models. Discounted cash flow models determine the value by estimating the expected future cash flows from assets or liabilities discounted to their present value. Relative value models determine the value based on the market prices of similar assets or liabilities. Option pricing models use probability-based techniques that include binomial and Monte Carlo pricing. The output of a model is always an estimate or approximation of a value that cannot be estimated with certainty.

As a result, valuations are adjusted, where appropriate, to reflect liquidity adjustments, credit exposure, model-driven-valuation adjustments and trading restrictions when such factors would be considered by market participants.

Any uncertainties associated with the use of model-based valuations are predominantly addressed through the use of model reserves. These reserves reflect the amounts that the Company estimates are appropriate to deduct from the valuations produced directly by the models to reflect uncertainties in the relevant modeling assumptions, inputs used, calibration of the output, or choice of model. In arriving at these estimates, the Company considers a range of market practices and how it believes other market participants would assess these uncertainties. Model reserves are periodically reassessed in light of data from market transactions, pricing utilities and other relevant sources.

5. Fair Value Measurement (continued)

The Company's fair value and model governance framework includes numerous controls and other procedural safeguards that are intended to maximize the quality of fair value measurements reported on the statement of financial condition. New products and valuation techniques must be reviewed and approved by key stakeholders from Risk and Finance control. Responsibility for the ongoing measurement of financial and non-financial instruments at fair value resides with the business divisions. In carrying out their valuation responsibilities, the businesses are required to consider the availability and quality of external market data and to provide justification and rationale for their fair value estimates.

Fair value estimates are validated by Risk and Finance control functions, which are independent of the business divisions. Independent price verification is performed by Finance through benchmarking the business divisions' fair value estimates with observable market prices or other independent sources. Controls and a governance framework are in place and are intended to ensure the quality of third-party pricing sources where used. A critical aspect of the independent price verification process is the evaluation of the accuracy of modeling approaches and input assumptions which yield fair value estimates derived from valuation models. The output of modeling approaches is also compared to observed prices and market levels for the specific instrument being priced if possible and appropriate. This calibration analysis is performed to assess the ability of the model and its inputs (which are frequently based upon a combination of price levels of observable hedge instruments and unobservable parameters) to price a specific product in its own specific market. An independent model review group reviews the Company's valuation models on a regular basis or if specific triggers occur and approves them for valuing specific products.

As a result of the valuation controls employed, valuation adjustments may be made to the business divisions' estimates of fair value to align with independent market data.

All financial instruments at fair value are categorized into one of three fair value hierarchy levels, based upon the lowest level input that is significant to the position's fair value measurement in its entirety:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Valuation techniques for which all significant inputs are, or are based on, market observable data.

Level 3: Valuation techniques for which significant inputs are not based on observable market data.

5. Fair Value Measurement (continued)

The following is a description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value.

U.S. Government and agency obligations

U.S. Government and agency securities are generally actively traded and are valued using quoted market prices. Where market prices are not available, these securities are valued against yield curves implied from similar issuances.

Mortgage-backed obligations

Mortgage-backed obligations represent agency mortgage pass-through pool securities and agency collateralized mortgage obligations ("CMO"). Pass-through pools are valued using quoted and/or traded market prices or prices on comparable securities after considering collateral characteristics, historical performance and also pricing benchmark securities. Agency CMO are structured deals backed by specified pool collateral and are valued based on available trades, market comparable securities, and fundamental methods of valuation. Both asset classes require a view around forward interest rates, prepayments and other macro variables.

Asset-backed securities

Residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS"), and other asset-backed securities ("ABS") are estimated via direct trade prices, market color or from observable prices on one or more securities with similar characteristics or indices through comparable analysis. Generally these securities are valued through industry standard valuation tools, including discounted cash flow analysis, by applying various input assumptions. The assumptions are further derived via proprietary models, fundamental analysis and/or market research. Key inputs to such models include management's quantitative and qualitative assessment of current and future economic conditions, the securities' projected performance under such conditions, as well as liquidity in the market, among other factors.

Corporate debt, including convertible securities

Corporate bonds and convertible securities are priced at market levels, which are based on recent trades or broker and dealer quotes. In cases where no directly comparable price is available, the bonds are tested against yields derived from other securities by the same issuer or benchmarked against similar securities adjusting for seniority, maturity and liquidity. For illiquid securities, credit modeling may be used, which considers the features of the security and discounted cash flows using observable or implied credit spreads and prevailing interest rates.

5. Fair Value Measurement (continued)

Equities and warrants

Equity securities and warrants are primarily traded on public stock exchanges where quoted prices are readily and regularly available.

Unlisted equity securities and private equity investments are recorded initially at the acquisition cost, which is considered the best indication of fair value. Subsequent adjustments to recorded amounts are based on current and projected financial performance, recent financing activities, economic and market conditions, market comparable benchmarks, market liquidity, sales restrictions, and other factors.

Fund units are generally marked to the exchange-traded price or net asset value (NAV).

Auction preferred securities ("APS") are securities issued by closed-end mutual funds with an underlying portfolio of tax-exempt and taxable state and municipal obligations, or taxable corporate loans, ABS, RMBS, corporate and foreign sovereign debt securities. The dividend rate is set periodically through a series of auctions and, in the event of a failed auction, it is reset to a maximum rate as defined by each deal's prospectus. The APS portfolio is marked to market and price tested using external observable data such as issuer redemption and tender offer levels, trade data and broker-dealer price talk. Where market observable data is not available, model pricing if suitable may be used.

Equity / index contracts

Equity / index contracts are equity forward contracts and equity option contracts. Equity option contracts include market standard single or basket stock or index call and put options as well as equity option contracts with more complex features.

Equity forward contracts have a single stock or index underlying and are valued using market standard models. The key inputs to the models are stock prices, estimated dividend rates and equity funding rates (which are implied from prices of forward contracts observed in the market).

Estimated cash flows are then discounted using market standard discounted cash flow models using a rate that reflects the appropriate funding rate for that portion of the portfolio. When no market data is available for the instrument maturity, they are valued by extrapolation of available data, use of historical dividend data, or use of data for a related equity. Equity option contracts are valued using market standard models that estimate the equity forward level as described for equity forward contracts and incorporate inputs for stock volatility and for correlation between stocks within a basket. The probability weighted expected option payoff generated is then discounted using market standard discounted cash flow models applying a rate that reflects the appropriate funding rate for that portion of the portfolio. When volatility, forward or correlation inputs are not available, they are valued using extrapolation of available data, historical dividend, correlation or volatility data, or the equivalent data for a related equity.

5. Fair Value Measurement (continued)

Fair value hierarchy as inputs are derived mostly from standard market contracts traded in active and observable markets, a significant proportion of equity forward contracts are classified as Level 2. Equity option positions for which inputs are derived from standard market contracts traded in active and observable markets are also classified as Level 2. Level 3 positions are those for which volatility, forward or correlation inputs are not observable.

Options

Options are generally actively traded and are valued based on quoted prices from the exchange. Other equity options contracts not traded on an exchange are valued using market standard models or internally developed models that estimate the equity forward level, incorporate inputs for stock volatility and for correlation between stocks within a basket.

Money market, commercial paper, and certificates of deposit

Money market, commercial paper, and certificates of deposit have short-term maturities and carry interest rates that approximate market rates. Money market, commercial paper and certificates of deposit are valued based on pricing models. Typically, the credit quality of the issuers is high and the majority of exposure can be either directly or indirectly tested.

Derivatives

Derivatives are financial instruments whose value is based upon an underlying asset, index or reference rate. A derivative contract may be traded as a standardized contract on an exchange or an individually negotiated contract in an over the counter market. The Company's derivative transactions are primarily in the form of options, futures, and forwards.

The Company enters into transactions in options, futures, and forward contracts with off-balance sheet risk in order to meet the financing and hedging needs of its customers, to reduce its own exposure to market and interest rate risk and in connection with its normal proprietary trading activities. Options are included in securities owned, at fair value and securities sold, not yet purchased, at fair value on the statement of financial condition.

Futures and forward contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield.

Risks arise from the possible inability of counterparties to meet the terms of their contracts and from unfavorable changes in interest rates, foreign currency exchange rates or the market values of the securities underlying the instruments. The credit risk associated with these contracts is typically limited to the cost of replacing all contracts on which the Company has recorded an unrealized gain.

(In Thousands, except share data)

5. Fair Value Measurement (continued)

Brokerage receivables and payables

Fair value of brokerage receivables and brokerage payables approximate amortized cost, which generally represents the balance due or balance owed. These receivables and payables are designated as Level 2 in the valuation hierarchy.

Resale and repurchase agreements

The fair value of resale agreements and repurchase agreements are computed using a standard cash flow discounting methodology. The inputs to the valuation include contractual cash flows

and collateral funding spreads, which are estimated using various benchmarks, interest rate yield curves and option volatilities. As a result, these positions are classified as Level 2.

Securities received as collateral and obligation to return securities received as collateral

Fair value of securities received as collateral and obligation to return securities received as collateral represents the market value of the securities received. These receivables and payables are designated as Level 1 in the valuation hierarchy.

6. Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased, at Fair Value

At December 31, 2019, securities owned and securities sold, not yet purchased by the Company are illustrated in the following two tables:

Financial Instruments owned, at fair value	(Level 1)	(Level 2)	(Level 3)	Total fair value
U.S. Government and agency obligations	$ 3,410,522	798	-	3,411,320
Mortgage-backed obligations	-	305,130	34,074	339,204
Corporate debt, including convertible securities	167	1,151,492	14,270	1,165,929
Equities and warrants	619,457	142,083	1,666,087	2,427,627
Options	968	-	-	968
Money market and commercial paper	-	8,776	1,000	9,776
	$ 4,031,114	$ 1,608,279	$ 1,715,431	$ 7,354,824

(In Thousands, except share data)

6. Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased, at Fair Value (continued)

Financial Instruments sold, not yet purchased, at fair value	**(Level 1)**	**(Level 2)**	**(Level 3)**	**Total fair value**
U.S. Government and agency obligations	$ 2,349,948	2,974	-	2,352,922
Corporate debt, including convertible securities	63	866,715	-	866,778
Equities and warrants	495,918	1,461	94	497,473
Options	189	-	-	189
	$ 2,846,118	**$ 871,150**	**$ 94**	**$ 3,717,362**

The tables on the following page provides information on the valuation techniques, significant unobservable inputs and the range of values for those inputs for each category of securities owned, at fair value and securities sold, not yet purchased, at fair value, categorized as Level 3 of the fair value hierarchy at December 31, 2019. The range of values presented in this table is representative of the highest and lowest level of input used to value the significant instruments within each category. The disclosure below also includes qualitative information on the sensitivity of the fair value measurements to changes in the significant unobservable inputs.

(In Thousands, except share data)

6. Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased, at Fair Value (continued)

	Level 3 at fair value				
	Securities owned	**Securities sold, not yet purchased**	**Valuation technique(s)**	**Significant unobservable inputs [1] / Sensitivity**	**Range of input values**
Corporate debt, including convertible securities	**$ 14,270**	**$ -**			
Corporate bonds	14,167	-	Market Comparables	Price	3.56 – 724.41
ABS	103	-	Market Comparables	Price	0.90 – 1.54
Equities and warrants	**$ 1,666,087**	**$ 94**			
APS	1,535,307	–	Market Information	Price	79.00 - 97.50
Equities	22,984	94	–	–	–
Equity contracts	107,796	-	Industry Standard Derivative Models	Vol Div Yield	17.66 – 54 1.71 – 14.31
Mortgage-backed obligations	**$ 34,074**	**$ –**			
RMBS	34,074	-	Market Comparables and Cash Flow Analysis	Price CPR CDR Severity / Recovery Yield	5.00 – 100.00 0.00 – 16.68 0.00 – 4.00 0.00 – 80.00 7.22 – 13.13
Money market and commercial paper	**$ 1,000**	**$ –**			
Certificate of Deposit	1,000	–	Market Comparables	Price	100.01
Total	**$ 1,715,431**	**$ 94**			

[1] Significant Unobservable inputs / Sensitivity to unobservable inputs:

CPR - Constant Prepayment Rate: A prepayment rate represents the amount of un-scheduled principal payment from a pool of loans. The prepayment estimate is based on a number of factors such as historical prepayment rates for previous loans that are similar to ones in the pool and on future economic outlook including, but not limited to future interest rates. In general, significant increase (decrease) in the unobservable input in isolation in general would result in a significantly higher (lower) fair value for bonds trading at a discount, however bonds trading at a premium would decrease in value with higher prepayments and vice versa. In addition, certain interest dependent bonds may be affected negatively by higher prepayments.

CDR - Constant Default Rate: An annualized rate of default on a group of mortgages or loans. The CDR represents the percentage of outstanding principal balances in the pool that are projected to default and liquidate. The CDR estimate is based on a number of factors such as collateral delinquency rates in the portfolio and on future economic outlook. In general, significant increase (decrease) in the unobservable input in isolation would result in significantly lower (higher) cash flows for the deal, however different parts of the capital structure can react differently to changes in the CDR rate.

(In Thousands, except share data)

6. Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased, at Fair Value (continued)

Generally subordinate bonds will decrease in value as CDR increases but for well protected senior bonds an increase in CDR may cause an increase in price. Also wrapped bonds in the lower part of the structure can benefit from higher default rates.
Severity - The projected loss severities on defaulted assets. The projected severity is applied to projected defaults during collateral analysis. Increases in severity levels will result in lower cash flows into a structure upon the disposal of defaulted assets. In general, significant decrease (increase) in the unobservable input in isolation would result in significantly higher (lower) fair value.

Yield - The discounting rates used to price an asset. Yields are fixed percentages that are used to discount cash flows for an asset. A significant decrease (increase) in the unobservable input in isolation would result in a significantly higher (lower) fair value.

Volatility - Volatility measures the variability of future prices for a particular instrument and is generally expressed as a percentage. Generally, volatility used in the measurement of fair value is derived from active market option prices (referred to as implied volatility). Volatility is a key input into option models, where it is used to derive a probability-based distribution of future prices for the underlying instrument

Dividend yield - The dividend yield is the ratio of a company's annual dividend compared to its share price. Dividend yields are generally expressed as an annualized percentage of the share price with the lowest limit of 0% representing a stock that is not expected to pay any dividend. The dividend yield and timing represents the most significant parameter in determining fair value for instruments that are sensitive to an equity forward price.

Financial Instruments owned, pledged as collateral, represent proprietary positions which have been pledged as collateral to counterparties on terms which permit the counterparty to sell or repledge the securities to others. The Company also pledges financial instruments owned, at fair value as collateral to counterparties on terms that do not permit the counterparty to sell or repledge the securities, which amounted to $902,336 at December 31, 2019 as follows:

Corporate debt, including convertible securities	$ 828,572
U.S. Government and agency obligations	73,764
	$ 902,336

Securities sold, not yet purchased represent obligations of the Company to deliver the specified securities at contracted prices and, thereby, requires the Company to purchase the securities in the market at prevailing prices. The Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the financial statement.

7. Financial Instruments

Other financial instruments are recorded by the Company at contract amounts and include cash and cash equivalents, short-term borrowings, receivables from and payables to customers, receivables from and payables to brokers, dealers, and clearing organizations, securities borrowed and securities loaned, exchange memberships, dividends and interest receivable, dividends and interest payable, and subordinated borrowings.

(In Thousands, except share data)

7. Financial Instruments (continued)

All financial instruments carried at contract amounts either have short-term maturities (one year or less), or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

The fair value of resale agreements and repurchase agreements are computed using a standard cash flow discounting methodology. The inputs to the valuation include contractual cash flows and collateral funding spreads, which are estimated using various benchmarks, interest rate yield curves and option volatilities.

The table below represents the carrying value, fair value, and fair value hierarchy category of certain financial instruments that are not recorded at fair value in the Company's statement of financial condition. This table excludes all non-financial assets and liabilities.

	Carrying Value	Fair Value	(Level 1)	(Level 2)	(Level 3)
Financial Assets:					
Securities borrowed	$ 9,484,180	$ 9,484,180	$ –	$ 9,484,180	$ –
Securities purchased under agreements to resell	18,281,673	18,327,348	–	18,327,348	–
Receivables from brokers, dealers and clearing organizations	1,969,888	1,969,888	–	1,969,888	–
Receivables from customers	55,698	55,698	–	55,698	–
Exchange memberships	8,818	14,637	–	–	14,637
Dividends and interest receivable	189,421	189,421	–	189,421	–

(In Thousands, except share data)

7. Financial Instruments (continued)

	Carrying Value	Fair Value	(Level 1)	(Level 2)	(Level 3)
Financial Liabilities:					
Short-term borrowings	$ 4,499,597	$ 4,499,597	$ –	$ 4,499,597	$ –
Securities loaned	2,539,365	2,539,365	–	2,539,365	–
Securities sold under agreements to repurchase	13,880,019	13,906,638	–	13,906,638	–
Payables to brokers, dealers and clearing organizations	1,507,666	1,507,666	–	1,507,666	–
Payables to customers	880,305	880,305	–	880,305	–
Dividends and interest payable	147,156	147,156	–	147,159	–
Subordinated borrowings	4,875,000	4,875,000	–	4,875,000	–

The Company's customer activities involve the execution, settlement and financing of various securities transactions. In addition, the Company executes and clears customer and affiliated customer transactions for the purchase and sale of commodity futures contracts and options on futures contracts. These activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased and the writing of options contracts. Such transactions may expose the Company to off-balance sheet risk in the event that margin requirements are not sufficient to fully cover losses that customers incur, or contra-brokers are unable to meet the terms of the contracted obligations.

In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's or broker's obligations. The Company seeks to control the risk associated with these activities by requiring customers or brokers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers or brokers to deposit additional collateral or reduce positions, when necessary.

(In Thousands, except share data)

7. Financial Instruments (continued)

The Company enters into collateralized resale and repurchase agreements and securities borrowing and lending transactions that may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. The Company minimizes credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned by the Company when deemed necessary. In addition, the Company manages credit risk by entering into netting agreements with counterparties. These netting agreements generally enable the counterparties to offset liabilities against available assets received – in the ordinary course of business and/or in the event that the counterparty to the transaction is unable to fulfill its contractual obligation. The Company offsets these financial assets and financial liabilities on the statement of financial condition only when it has an enforceable legal right to offset the respective recognized amounts and meets other offsetting requirements.

The following table presents information regarding the offsetting of these financial assets and financial liabilities:

	Gross Amounts	Amounts Offset on the Statement of Financial Condition [1]	Net Amounts Presented on the Statement of Financial Condition	Cash or Financial Instruments Not Offset on the Statement of Financial Condition [2]	Net Amount
Financial Assets					
Securities borrowed	$ 9,484,180	$ –	$ 9,484,180	$ (9,378,385)	$ 105,795
Securities purchased under agreements to resell	44,204,047	(25,546,828)	18,657,219	(18,039,346)	617,873
Financial Liabilities					
Securities loaned	2,539,365	–	2,539,365	(2,537,955)	1,410
Securities sold under agreements to repurchase	39,531,522	(25,546,828)	13,984,694	(13,849,813)	134,881

[1] Amounts relate to master netting agreements which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met in accordance with applicable offsetting accounting guidance ASC 210-20-45-11.

[2] Amounts relate to master netting agreements or collateral arrangements which have been determined by the Company to be legally enforceable in the event of default and where certain criteria are not met in accordance with applicable offsetting accounting guidance ASC 210-20-45-11.

UBS Securities LLC
Notes to the Statement of Financial Condition (continued)

(In Thousands, except share data)

7. Financial Instruments (continued)

In the normal course of business, the Company obtains securities under resale agreements, securities borrowed and custody agreements on terms that permit it to re-pledge or resell the securities to others.   At December 31, 2019, the Company obtained securities with a fair value of approximately $98,283,260 on such terms, of which substantially all have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under short sales.

Repurchase Financings and Disclosures

The tables below present gross obligations for repurchase agreements, securities loaned transactions and obligations to return securities received as collateral by remaining contractual maturity and class of collateral pledged.

	At December 31, 2019				
	Remaining Contractual Maturity				
	Less than 30 days	**30-90 days**	**Over 90 days**	**Open**	**Total**
Repurchase Agreements	$30,639,985	$ 8,246,986	$ 349,755	$ 294,796	$39,531,522
Securities loaned	-	-	-	2,539,365	2,539,365
Gross amount of secured financing included in the above offsetting disclosure	$30,639,985	$8,246,986	$349,755	$2,834,161	$42,070,887
Obligation to return securities received as collateral	-	-	-	703,457	703,457
Total	**$30,639,985**	**$ 8,246,986**	**$ 349,755**	**$ 3,537,618**	**$ 42,774,344**

(In Thousands, except share data)

7. Financial Instruments (continued)

Repurchase Financings and Disclosures (continued)

	Securities sold under repurchase agreements	Securities Loaned	Obligation to return securities received as collateral	Total
U.S. Treasury and government agencies	$ 35,870,804	$ 109,744	$ -	$ 35,980,548
Equities	-	2,354,898	703,457	3,058,355
Asset-back securities	3,421,020	-	-	3,421,020
Corporate debt and securities	80,176	25,323	-	105,499
Other	159,522	49,400	-	208,922
Total	**$ 39,531,522**	**$ 2,539,365**	**$ 703,457**	**$ 42,774,344**

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

8. Employee Benefit Plans

The Company participates with affiliates in a non-contributory defined benefit pension plan (including a Supplemental Executive Retirement plan), which is sponsored by the Parent and provides retirement benefits to eligible employees.

Effective December 2, 2001, the defined benefit pension plan was closed to new employees, and new employees were automatically enrolled into the new retirement contribution feature of the defined contribution 401(k) plan and began earning retirement contributions, beginning January 1, 2002. In addition, existing employees as of December 1, 2001 made an election either to participate in the retirement contribution feature of the defined contribution 401(k) plan as of January 1, 2002 or to remain in the defined benefit pension plan.

The Company also participates in a Parent sponsored post-retirement medical plan. Retiree medical premiums are subsidized for eligible employees who retired prior to January 1, 2014. From January 1, 2019, these participants who are age 65 or older, or certain employees who are pre-65 and Medicare eligible, will receive an annual notional contribution to a Health Savings

(In Thousands, except share data)

8. Employee Benefit Plans (continued)

Account which they can use to purchase medical insurance and pay for eligible medical related expenses.

Effective January 1, 2017, retirees who retired between and including January 1, 1999 and December 31, 2013, are required to pay the full cost for dental coverage. Eligible employees who retired on or after January 1, 2014 pay the full cost of medical and dental coverage. With respect to the post-retirement medical plan, the Parent's policy is to fund benefits on a pay-as-you-go basis.

The Company also participates in a defined contribution 401(k) plan of the Parent that provides retirement benefits to eligible employees. Under the defined contribution 401(k) plan, participants may contribute a portion of their eligible compensation on a pre-tax basis, and on a Roth 401(k) and after-tax basis, with the Company matching some portion of those contributions, subject to certain limitations prescribed by the Internal Revenue Code. The Company’s matching contributions to each participant is limited to an annual amount of $8 effective from January 1, 2020. The limit was increased from $6 in 2019. Eligible participants may also receive a retirement contribution under the defined contribution 401(k) plan. A participant is 100% vested in the Company's retirement and matching contribution plus earnings thereon after the earlier of three years of service, attaining age 65 while still an employee, becoming totally and permanently disabled, or upon death.

Generally, to receive a retirement contribution and/or retain the Company’s matching contributions for the year, a participant must be an active employee on the last business day of that year, unless special termination conditions apply. The retirement contribution is equal to 2.0% - 3.5% of eligible compensation depending on a participant’s date of employment and compensation level, subject to certain limitations prescribed by the Internal Revenue Code. This amount has been allocated by the Parent based on the number of employees in the Company.

9. Equity Participation and Other Compensation Plans

UBS Group AG operates several equity participation and other compensation plans to align the interests of Group Executive Board (GEB) members, Key Risk Takers and other employees with the interests of investors while continuously meeting regulatory requirements. UBS Group AG operates compensation plans on a mandatory, discretionary and voluntary basis.

Equity Ownership Plan ("EOP")

Certain employees receive a portion of their annual performance-related compensation above a certain threshold in the form of EOP notional shares or EOP performance shares (i.e. notional shares which are subject to performance conditions).

9. Equity Participation and Other Compensation Plans (continued)

Notional shares represent a promise to receive UBS shares at vesting and do not carry voting rights during the vesting period. Notional shares granted before February 2014 have no rights to dividends, whereas awards granted since February 2014 carry a dividend equivalent which may be paid in notional shares or cash and which vests on the same terms and conditions as the awards. However, awards that have been granted to Material Risk Takers (MRTs) since February 2018 for the performance year 2017 do not carry such a dividend equivalent to comply with regulatory requirements.

EOP awards generally vest in equal installments in years two and three. The plan includes provisions that enable the firm to trigger forfeiture of some, or all, of any unvested award or portion of an award (a) if an employee commits certain harmful acts and (b) in most cases of terminated employment. EOP expense is recognized in the performance year if the employee meets the retirement eligibility requirements at the date of grant. Otherwise, the expense of each vesting portion of deferred compensation is recognized from the grant date to the earlier of the vesting date or the retirement eligibility date of the employee, on a straight line basis. All EOP expenses recognized in the performance year for retirement eligible employees is subject to an expected forfeiture rate, which was 6% at December 31, 2019.

Key Risk Takers (globally defined as those employees who, by the nature of their role, have been determined to materially set, commit or control significant amounts of the firm's resources and / or exert significant influence over its risk profile), and employees whose total compensation exceeds a certain threshold, receive performance shares under EOP. These performance shares only vest in full if certain performance requirements are met. Such performance requirements are currently based on UBS Group's adjusted return on tangible equity and the divisional return on attributed equity over the defined financial years during vesting.

Certain awards, such as replacement awards, may take the form of deferred cash under the EOP rules.

Deferred Contingent Capital Plan ("DCCP")

Similar to EOP awards, certain employees receive a portion of their annual performance-related compensation above a certain threshold in the form of a notional additional tier 1 (AT1) capital instrument.

DCCP awards vest in full five years from grant and are forfeited if UBS's common equity tier 1 (CET1) capital ratio falls below 7% (for employees other than the Group Executive Board). In addition, awards are also forfeited if a viability event occurs (that is, if the Swiss Financial Market Supervisory Authority ("FINMA") provides a written notice to UBS that the DCCP awards must be written down to prevent an insolvency, bankruptcy or failure of UBS, or if UBS

(In Thousands, except share data)

9. Equity Participation and Other Compensation Plans (continued)

receives a commitment of extraordinary support from the public sector that is necessary to prevent such an event). Under the DCCP, employees may receive discretionary annual interest payments. However, no interest is paid on awards that have been granted to MRTs since February 2018 for the performance year 2017 to comply with regulatory requirements.

Provisions for forfeiture of awarded DCCP and recognition of associated expense are aligned with EOP.

Voluntary share-based compensation plans

Equity Plus Plan ("Equity Plus")

Equity Plus is a voluntary plan that provides eligible employees with the opportunity to purchase UBS Group AG shares at market value and receive, at no additional cost, one notional UBS Group AG share for every three shares purchased, up to a maximum annual limit. Share purchases may be made annually from the performance award and / or monthly through deductions from salary. If the shares purchased are held for maximum three years, and in general if the employee remains in employment, the notional shares vest. For notional shares granted since April 2014, employees are entitled to receive a dividend equivalent which may be paid in either notional shares and / or cash.

The amount of non-vested awards not yet recognized in 2019, was $238,680 which is expected to be recognized over a weighted average period of 2.5 years.

10. Members' Equity

At December 31, 2019, members' equity reported on the financial statement includes Class A Interests, Class B Interests and Preferred Interest all of which were held as specified in Note 1. The Preferred Interest is non-voting and has preference over the payment of dividends of the Company's Class A Interest and Class B Interests. Dividends on the Preferred Interest is cumulative and payable quarterly at the Forward Transfer Pricing Rate ("FTP"). During 2019, the Company paid Preferred Interest dividends in the amount of $30,642. The Company, with prior written approval of FINRA, may redeem at any time, any or all of the Preferred Interest at par value plus an amount equal to accrued and unpaid dividends through redemption date.

(In Thousands, except share data)

11. Commitments and Contingencies

Underwriting Commitments

In the normal course of business, the Company enters into underwriting commitments. There were no open commitments at December 31, 2019.

Guarantees

The Company is a member of various exchanges and clearinghouses that trade and clear securities and/or derivative contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse memberships vary, in general the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated.

The Company has not recorded any contingent liability in the statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

Legal Proceedings

The Company operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, the Company is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties, and the outcome is often difficult to predict, particularly in the earlier stages of a case. There are also situations where the Company may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Company believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Company makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, an unfavorable outcome against the Company is determined to be probable and the amount can be reasonably estimated. Where these factors are otherwise satisfied, a provision may be established for claims that have not yet been asserted against the Company but are nevertheless expected to be, based on the Company's experience with similar asserted claims.

(In Thousands, except share data)

11. Commitments and Contingencies (continued)

Legal Proceedings (continued)

Accrual would be inappropriate, but disclosure would be required, if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated. Accordingly, no provision is established in such cases even if the potential outflow of resources with respect to select matters could be significant.

Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities.

Doing so would require us to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, which have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although we therefore cannot provide a numerical estimate of the future losses that could arise from the class of litigation, regulatory and similar matters, we believe that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions. Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. For example, the non-prosecution agreement ("NPA") which the Parent entered into with the U.S. Department of Justice ("DOJ"), Criminal Division, Fraud Section in connection with its submissions of benchmark interest rates, including among others the British Bankers' Association London Interbank Offered Rate ("LIBOR"), was terminated by the DOJ based on its determination that the Parent had committed a "US" crime in relation to foreign exchange matters. As a consequence, UBS AG has pleaded guilty to one count of wire fraud for conduct in the LIBOR matter, and paid a $203,000 fine and accepted a three-year term of probation. A guilty plea to, or conviction of, a crime (including as a result of termination of the NPA) by the Company, the Parent or another affiliated entity could have material consequences for the Parent or the Company.

Resolution of regulatory proceedings may require the Parent or the Company to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorizations and may permit financial market utilities to limit, suspend or terminate participation in such utilities. Failure to obtain such waivers, or any limitation, suspension or termination of licenses, authorizations or participations could have material consequences for the Parent or the Company.

(In Thousands, except share data)

11. Commitments and Contingencies (continued)

Legal Proceedings (continued)

Auction *Rate Securities.* The Company and an affiliate have been named in several arbitration and litigation claims asserted by issuers of auction rate securities ("ARS") arising out of the February 2008 ARS market dislocation. As of December 31, 2019, all but one of the actions have been dismissed or resolved. The remaining claim (which is presently tolled pursuant to agreement) seeks damages based on allegations of violations of state and federal securities law.

Residential Mortgage-backed Securities and Mortgages. From 2002 through 2007, prior to the crisis in the U.S. residential loan market, the Company was a substantial underwriter of U.S. RMBS. The Company has been named as a defendant in lawsuits relating to its role as underwriter of RMBS.

Since 2014, the U.S. Attorney's Office for the Eastern District of New York has sought information from the Company and the Parent pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"), related to UBS's RMBS business from 2005 through 2007. On November 8, 2018, the DOJ filed a civil complaint in the U.S. District Court for the Eastern District of New York. The complaint seeks unspecified civil monetary penalties under FIRREA related to UBS's issuance, underwriting and sale of 40 residential mortgage backed securities transactions in 2006 and 2007. UBS moved to dismiss the civil complaint on February 6, 2019. On December 10, 2019 the district court denied UBS's motion to dismiss.

Government Bonds. Putative class actions have been filed in US federal courts against the Company, the Parent and other banks on behalf of persons who participated in markets for US Treasury securities since 2007. A consolidated complaint was filed in 2017 in the US District Court for the Southern District of New York alleging that the banks, including the Company, colluded with respect to, and manipulated prices of, US Treasury securities sold at auction and in the secondary market and asserting claims under the antitrust laws and for unjust enrichment. Defendants' motions to dismiss the consolidated complaint are pending. Similar class actions have been filed concerning European government bonds and other government bonds.

Government sponsored entities ('GSE") bonds: Starting in February 2019, class action complaints were filed in the US District Court for the Southern District of New York against the Company and other banks on behalf of plaintiffs who traded GSE bonds. A consolidated complaint was filed alleging collusion in GSE bond trading between January 1, 2009 and January 1, 2016. In December 2019, UBS and eleven other defendants agreed to settle the class action for a total of $250,000. The Company settled its claim on February 11th, 2020.

(In Thousands, except share data)

11. Commitments and Contingencies (continued)

Legal Proceedings (continued)

Additionally, the Company, the Parent and reportedly other banks are responding to investigations and requests for information from various authorities regarding US Treasury securities and other government bond trading practices. As a result of its review to date, the Company and the Parent have taken appropriate action.

Interest rate swaps and CDS matters. In 2016, putative class action plaintiffs filed consolidated amended complaints in the Southern District of New York against numerous financial institutions and others, including the Company and the Parent, alleging violations of the US Sherman Antitrust Act and common law. Plaintiffs allege that the defendants unlawfully conspired to restrain competition in the market for Interest Rate Swap ("IRS") trading.

Plaintiffs assert claims on behalf of all purchasers and sellers of IRS that transacted directly with any of the dealer defendants since January 1, 2008, and seek unspecified trebled compensatory damages and other relief. The operators of two swap execution facilities ("SEFs") filed complaints raising similar allegations. In July 2017, the court granted in part and denied in part defendants' motions to dismiss, limiting the claims to the time period 2013-2016, and dismissing certain state-law claims and claims against certain other defendants. In March 2019, the court denied in part and granted in part class plaintiffs' motion for leave to file a fourth amended complaint, rejecting plaintiffs' request to add allegations covering the time period 2008-2012 but allowing plaintiffs to add allegations relating to the time period 2013-2016 (the time period covered by the operative complaint). A third SEF filed a complaint in June 2018 and an amended complaint in August 2018 alleging conduct similar to the conduct alleged by the other SEF plaintiffs but continuing into 2018. Defendants have moved to dismiss the third SEF's amended complaint, and in November 2018 the court granted the motion in part and denied it in part, dismissing certain state-law claims but permitting certain federal and state claims relating to the time period 2013-2018. In June 2017, one of the SEF plaintiffs filed a complaint raising allegations similar to those in the IRS litigation with respect to the trading of credit default swaps. Defendants have moved to dismiss that complaint. Following the filing of the first class complaint the Parent was served with a subpoena from the U.S. Commodity Futures Trading Commission ("CFTC") seeking documents and information regarding the Company's swap trading and Futures Commission Merchant businesses going back to 2008.

(In Thousands, except share data)

11. Commitments and Contingencies (continued)

Legal Proceedings (continued)

Stock *Lending matters*. In 2017, a purported class action antitrust complaint was filed in the Southern District of New York against six stock lending prime broker defendants, including the Company, its Parent and affiliates, as well as EquiLend, a trading platform and purveyor of post-trade services. The named plaintiffs purport to represent a class of all persons or entities that entered into stock loan transactions in the United States with one of the prime broker defendants since January 7, 2009. The plaintiffs allege that the defendants conspired to block the evolution of the stock lending market from an OTC environment, in which stock loans are intermediated by prime brokers, to an electronic market, in which borrowers and lenders can transact directly with one another. Plaintiffs allege violations of Section 1 of the Sherman Act and New York State law and seek unspecified treble damages, fees and costs. In September 2018, the court overseeing the litigation denied defendants' motions to dismiss. In January 2018 and November 2018, respectively, QS Holdco and SL-x, entities associated with defunct stock lending platforms, each filed an action in the Southern District of New York raising claims similar to the class plaintiffs' claims and also seeking treble damages and other relief. Defendants have moved to dismiss the QS Holdco and SL-x complaints. In May 2019, different SL-x affiliates filed an additional complaint, raising similar allegations. Defendants' motion to dismiss the prior SL-x complaint applies to the new complaint as well.

12. Related Party Transactions

The balances set forth in the tables below resulted from transactions between the Company and affiliates in the normal course of the business as part of its trading, clearing, financing and general operations. Allocations between the Company, Parent and affiliates are subject to Service Level Agreements.

As of December 31, 2019, amounts due from and to Parent and affiliates are set forth below:

(In Thousands, except share data)

12. Related Party Transactions (continued)

Assets:		
Cash and cash equivalents	$	96,716
Collateralized agreements:		
Securities borrowed		4,347,350
Securities purchased under agreements to resell (Includes $77,917 at fair value)		109,808
Securities received as collateral, at fair value		703,457
Receivables from brokers, dealers and clearing organizations		572,433
Financial assets designated at fair value		1,168
Dividends and interest receivable		11,800
Other assets		111,745
Liabilities:		
Short-term borrowings	$	2,695,942
Collateralized agreements:		
Securities loaned		2,179,015
Securities sold under agreements to repurchase (Includes $26,858 at fair value)		11,134,383
Obligation to return securities received as collateral, at fair value		703,457
Payables to brokers, dealers and clearing organizations		1,247,919
Payables to customers		27,065
Financial liabilities designated at fair value		189,791
Dividends and interest payable		56,890
Other liabilities and accrued expenses		124,648

(In Thousands, except share data)

12. Related Party Transactions (continued)

Banking Activities

Bank balances at affiliates are reported in cash and cash equivalents or short-term borrowings on the statement of financial condition. Outstanding balances at December 31, 2019 are reflected in the table above.

The Company clears customer and proprietary commodity transactions primarily for UBS London Branch. Receivables and payables in connection with these services are reported in receivable from and payable to brokers, dealers and clearing organizations on the statement of financial condition. At December 31, 2019, receivables and payables related commodity transactions totaled $64,562 and $87,216 respectively. A commission is either earned or charged related to these transactions.

The Company also provides securities and futures execution, clearance and custody services primarily for UBS London Branch. Receivables and payables in connection with these services are reported in receivable from and payable to brokers, dealers and clearing organizations on the statement of financial condition. At December 31, 2019, receivables and payables related securities and futures execution totaled $43,861 and $939,605 respectively.

Brokerage Activities

At times, affiliates, primarily UBS London Branch and UBS Europe SE, are counterparties to trades executed by the Company. In the event these trades fail to settle on contractual settlement date, outstanding receivables or payables are reported in receivable from and payable to brokers, dealers and clearing organizations on the statement of financial condition. At December 31, 2019, receivables and payables related to fails totaled $464,011 and $221,099 respectively.

SEC Rule 15a-6 Transactions

The Company acts as chaperoning broker with respects to trades between certain foreign affiliates and their US clients in accordance with SEC Rule 15a-6. These transactions need not be included on balance sheet. In this capacity, the Company may be exposed to the risk of the foreign affiliates' non- performance. This risk is considered to be remote.

Collateralized Financing Activities

The Company enters into resale and repurchase agreements primarily with UBS Bank USA and UBS Financial Services Inc., as well as other affiliates under master repurchase agreements. Resale agreements, which are entered into primarily to facilitate client activities and to cover short sales, are reported in securities purchased under agreement to resell on the statement of financial condition and are as set forth in the table above.

12. Related Party Transactions (continued)

Collateralized Financing Activities (continued)

Repurchase agreements, which are entered into for financing purpose, are reported in securities sold under agreements to repurchase on the statement of financial condition and are as set forth on the table above.

The Company enters into securities borrow and securities loan transactions primarily with UBS London Branch under securities lending agreements. Securities borrow activities, which are entered into for short sales and other financing activities are reported in securities borrowed on the statement of financial condition and are as set forth above. Securities loan activities, which are entered into for financing purposes, are reported in securities loaned on the statement of financial condition and are as set forth in the table above.

The Company enters into unsecured short-term lending agreements with UBS Americas Holding LLC. Short-term borrowings are due on demand and bear interest based on variable rates ranging from 1.55% to 2.10% as of December 31, 2019.

Balances related to these agreements are reported as short-term borrowings on the statement of financial condition and are represented in the table above.

The Company also enters into term subordinated lending agreements with UBS Americas Holding LLC. This subordinated debt is reported in the Liabilities and Members' Equity section of the statement of financial condition. See Note 13.

Prepaid Variable Forward Agreements

The Company hedges prepaid variable forward agreements with UBS London Branch. See Note 5 for additional details of the transactions. Payables in connection with these transactions are reported in financial liabilities designated at fair value on the statement of financial condition.

Affiliate Arrangements

Pursuant to various service fee arrangements, the Company provides and receives services to and from affiliates. The related receivable and payable are included in other assets and other liabilities and accrued expenses on the statement of financial condition.

The Company primarily uses office space leased by the UBS AG New York Branch, and is charged accordingly under the aforementioned service fee arrangements.

(In Thousands, except share data)

12. Related Party Transactions (continued)

The Company is provided technical, operational and computer service support primarily through UBS Business Solutions LLC, an affiliated entity, in the normal course of business. In addition, other costs were initially expensed in UBS affiliated companies and allocated back to the Company on a regular basis through the use of service level agreements.

These costs include charges for, but are not limited to, Communications & Branding, Vendor Management, Group Internal Audit, Group Management and Group Corporate Services.

13. Subordinated Borrowings

The Company has subordinated loans with UBS Americas Holding LLC, consisting of term loans of $800 million maturing on May 30, 2022; $825 million maturing on November 30, 2022; $800 million maturing on May 30, 2023; $825 million maturing on November 30, 2023; $800 million maturing on May 30, 2024; and $825 million maturing on November 30, 2024.

Loans with UBS Americas Holding LLC bear interest at rates that reset at variable intervals as determined by the Parent, based upon similar funding costs charged by the Parent, which approximated one month LIBOR at December 31, 2019 plus a spread based on UBS external rates.

These subordinated borrowings are available in computing regulatory net capital. See Note 15.

14. Asset-Backed Securitization Vehicles

The Company is in the business of underwriting securitizations (i.e., helped transform financial assets into securities through sales transactions) of securities and other financial assets, principally mortgage-backed and asset-backed securities, acting as lead or co-manager. The Company's continuing involvement in these securitization transactions was primarily limited to the temporary retention of various securities.

At December 31, 2019, the Company retained $192,321 in CMBS and $4,584 in non-agency residential mortgage securities related to securitizations in which the Company acted as underwriter, and either the Company or an affiliate acted as transferor. These retained interests are generally valued using observable market prices and, when available, are verified by external pricing sources.

(In Thousands, except share data)

14. Asset-Backed Securitization Vehicles (continued)

In addition to positions retained at primary issuance, retained interests include positions acquired in secondary markets subsequent to securitizations. The majority of the retained interests in securities are rated investment grade or higher. Retained interests are included in securities owned, at fair value on the statement of financial condition.

The Company and its affiliates sponsored securitizations utilize special purpose entities (SPEs) as part of the securitization process. The Company is involved with various entities in the normal course of business that may be deemed to be VIEs. The Company's variable interests in such VIEs predominately include debt and equity interests. At December 31, 2019, the Company did not have any material VIEs that had to be consolidated.

The Company does not have any explicit or implicit incremental arrangements that could require it to provide financial support (for example, liquidity arrangements and obligations to purchase assets) to such VIEs, including events and circumstances that could expose the Company to loss. The Company has not provided financial or other support during the period to such VIEs that it was not previously contractually required to provide.

15. Net Capital Requirements and Other Regulatory Matters

As a registered broker-dealer with the SEC, the Company is subject to the SEC's net capital rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, or the risk based capital requirement under the Commodity Exchange Act. At December 31, 2019, the Company had net capital of $5,245,405 which was $4,651,742 in excess of the required net capital of $593,663. The Company's ratio of net capital to aggregate debit items was 34%.

Advances to affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

The Company is also subject to certain conditions imposed by the Federal Reserve Board, including limitations on certain activities with affiliates.

16. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are reflected in the statement of financial condition with a reduction for a valuation allowance.

(In Thousands, except share data)

16. Income Taxes (continued)

In accordance with ASC Topic 740, if it is more likely than not that the ultimate realization of deferred tax assets is not going to be recognized, a valuation allowance should be recorded. In assessing the recoverability of the deferred tax assets, the Company considered all available positive and negative evidence, including history of earnings, possible tax planning strategies and future taxable income, supported through detailed projections.

After consideration of all relevant evidence, the Company believes that it is more likely than not that a benefit will not be realized for a portion of its deferred tax assets, and accordingly, a valuation allowance of $585,514 has been recorded. Since December 31, 2018, the valuation allowance increased by $69,107.

The components of the Company's deferred tax assets and liabilities as of December 31, 2019 were as follows:

Net Operating Loss Carry forwards	$ 823,342
Capitalized Expenditures	71,907
Employee Benefits	15,475
Other Deferred Tax Assets	4,963
Total Deferred Tax Assets	915,687
Less: Valuation Allowance	(585,514)
Deferred Tax Assets Net of Valuation Allowance	330,173
Less: Deferred Tax Liabilities	(3,551)
Total Net Deferred Tax Assets	$ 326,622

At December 31, 2019 the Company had UBT, Tennessee, & Illinois net operating loss carryforwards of $22,070,653 that will begin to expire in 2028. There is generally no or limited NOL carryback allowed within these jurisdictions.

(In Thousands, except share data)

16. Income Taxes (continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is illustrated as follows:

Total amounts of unrecognized tax benefits as of January 1, 2019	$ 22,417
Gross amounts of the increases in unrecognized tax benefits as a result of tax positions taken during a prior period	-
Gross amounts of the decreases in unrecognized tax benefits as a result of tax positions taken during a prior period	(5,500)
Gross amounts of the increases in unrecognized tax benefits as a result of tax positions taken during a current period	-
Gross amounts of the decreases in unrecognized tax benefits as a result of tax positions taken during a current period	-
The amounts of decreases in the unrecognized tax benefits relating to settlement with taxing authority	-
Reductions to the unrecognized tax benefits as a result of the lapse of the applicable statute of limitations	-
Total amounts of unrecognized tax benefits as of December 31, 2019	$ 16,917

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate equals $16,917. However, because the benefit would be partially offset by a corresponding decrease in the valuation allowance, there would be a net impact of $0.

The total amount of interest and penalties recognized in other liabilities and accrued expenses on the statement of financial condition equals $0.

The Company files U.S. federal, state and local income tax returns as a partnership. As of December 31, 2019, the Company is under examination by the Internal Revenue Service (“IRS”) for the tax years 2015 and 2016. The 2017 and 2018 tax years are open for examination. For New York City UBT purposes, tax years 2016 through 2018 are open to examination. The Company files Canadian corporate tax returns and tax years 2015 through 2018 are open for examination.

In the next twelve months, the Company believes that there will be no material changes to unrecognized tax benefits.

17. Subsequent Event

The Company has evaluated its subsequent event disclosure through March 2, 2020, the date that the Company's statement of financial condition was issued, and has determined that there are no events that would have a material impact on the statement of financial condition.